Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No.: 333-288863 Dated December 8, 2025

AmpliTech Group Subscription Period Ends December 10

Investors must subscribe prior to expiration of the unit rights offering.

Hauppauge, NY, December 8, 2025 – AmpliTech Group, Inc. (Nasdaq: AMPG, AMPGW) (the “Company” or “AmpliTech”), today reminds all right-holders that the unit rights offering expires at 5:00 PM Eastern Time on December 10, 2025.

AmpliTech has an effective Form S-3 base prospectus, as supplemented, from which it is offering these unit rights registered with the Securities and Exchange Commission (the “SEC”). The unit rights offering is for up to a maximum of 8,000,000 units at $4 per unit. Each unit consists of one share of common stock (the “Common Shares”) and one Series A Right and one Series B Right each to purchase an additional Common Share. The final prospectus is available through the below link. AmpliTech Group will make a best efforts to have the Series A & Series B Rights listed on Nasdaq, though it cannot guarantee such an outcome. The Common Shares forming a part of the units will be listed on the Nasdaq Capital Market.

sec.gov/Archives/edgar/data/1518461/000149315225020135/form424b5.htm

Holders who fully exercise their unit rights are entitled to an oversubscribe privilege for additional units that are not purchased by other right-holders subject to pro rata allocation and availability.

AmpliTech intends to use the net proceeds from the unit rights offering to scale domestic manufacturing and operations; advance R&D and product commercialization; deepen vertical integration and supply-chain resilience; engage in strategic partnerships; and support corporate growth initiatives; and for working capital and general corporate purposes. AmpliTech Group recommends that right-holders ask their broker or financial advisor about the unit rights offering to ensure their ability to participate.

The calendar for the unit rights offering is as follows:

Dates
UNIT SUBSCRIPTION RIGHTS

Deadline for delivery of subscription and payment of unit subscription price	December 10, 2025

Expiration date for Subscription Rights	December 10, 2025

Extension period (if any)	Up to January 9, 2026

Series A Rights Subscription Price of $5 per share

Deadline for delivery of subscription certificates and payment of exercise price	July 18, 2026

Expiration date for Series A Rights	July 18, 2026

Series B Rights Subscription Price of $6 per share

Deadline for delivery of subscription certificates and payment of exercise price	November 20, 2026

Expiration date for Series B Rights	November 20, 2026

Please contact our information agent MacKenzie Partners, Inc. if you have questions about the unit rights offering or need copies of the prospectus at AMPG@mackenziepartners.com

AmpliTech has engaged Moody Capital Solutions, Inc. to act as dealer-manager for the rights offering. Broker dealers, registered investment advisors and institutions may contact Moody at info@moodycapital.com

AmpliTech Group reserves the right to terminate the proposed rights offering at any time prior to the expiration date and for any reason. This announcement shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state. Securities of AmpliTech Group are NSMIA exempt. A security that is NSMIA exempt is classified as a “covered security” under the National Securities Markets Improvement Act of 1996 and is therefore exempt from state-level registration and regulation, subject only to federal oversight through the SEC. The rights offering will be made only by means of a prospectus.

Amplitech Group has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. If you have any questions or need further information about this unit rights offering, please call MacKenzie Partners, Inc., the information agent for this offering by telephone (212) 929-5500 (bankers and brokers) or (800) 322-2885) (all others) or by email at AMPG@mackenziepartners.com. Alternatively, AmpliTech Group, the dealer-manager or the information agent will arrange to send you the prospectus if you request it using the contact information set forth in the offering materials.

About AmpliTech Group, Inc.

AmpliTech Group, Inc., is comprised of five divisions, AmpliTech Inc., Specialty Microwave, Spectrum Semiconductors Materials, AmpliTech Group Microwave Design Center, and AmpliTech Group True G Speed Services, is a leading designer, developer, manufacturer, and distributor of cutting-edge radio frequency (RF) microwave components and 5G network solutions. Serving global markets including satellite communications, telecommunications (5G & IoT), space exploration, defense, and quantum computing, AmpliTech Group is committed to advancing technology and innovation. For more information, please visit our website at www.amplitechgroup.com or amplitech5G.com.

About Moody Capital Solutions, Inc.

Moody Capital Solutions, Inc. has cultivated and actively maintains deep relationships across a wide network of institutional investors, top-tier law firms, and investor relations specialists. These connections empower it to deliver unmatched advisory services and seamless transaction execution. At Moody Capital, every client engagement is led directly by senior bankers, from strategy to closing. Unlike larger firms, it doesn’t delegate execution to junior staff. Moody Capital is a relationship-driven investment bank committed to delivering high-touch, high-quality results. Moody Capital senior bankers collectively have more than 150 years of investment banking experience. Moody Capital senior bankers have worked at some of the leading large-cap and small-cap investment banks in the U.S.

Safe Harbor Statement

This release contains statements that constitute forward-looking statements. These statements appear in several places in this release and include all statements that are not statements of historical fact regarding the intent, belief or current expectations of the Company, its directors or its oﬃcers with respect to, among other things, that the Company will close and be successful in raising capital in connection with the unit rights offering. The words “may” “would” “will” “expect” “estimate” “anticipate” “believe” “intend” and similar expressions and variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control, and that actual results may differ materially from those projected in the forward-looking statements because of various factors. Other risks are identiﬁed and described in more detail in the “Risk Factors” section of the Company’s ﬁlings with the SEC, which are available on our website and with the SEC at www.sec.gov. We undertake no obligation to update, and we do not have a policy of updating or revising these forward-looking statements, except as required by applicable law.

Contacts:

Corporate Social Media	Company Contact:

X: @AmpliTechAMPG	Jorge Flores
Instagram: @AmpliTechAMPG	Tel: 631-521-7831
Facebook: AmpliTechInc	Investors@amplitechgroup.com
Linked In: AmpliTech Group Inc

Investors Relations:

PCG Advisory, Inc.

Kirin Smith

ksmith@pcgadvisory.com